                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

               HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED
            ---------------------------------------------------------
                                (Name of Issuer)

                   Ordinary Shares, nominal value HK$0.25 each
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   44841T 10 7
            ---------------------------------------------------------
                                 (CUSIP Number)

                                Martin Michlmayr
                         Orascom Telecom Services Europe
                                7 rue de Tilsitt
                                   75017 Paris
                                     France
                              + 33 1 72 71 28 00
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 21, 2005
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

                                  SCHEDULE 13D

CUSIP NO. 44841T 10 7

--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Orascom Telecom Eurasia Limited - Not Applicable
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  [ ]
        (b)  [X]
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS

                AF, OO
--------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                British Virgin Islands
--------------------------------------------------------------------------------

                        7       SOLE VOTING POWER

                                   917,759,172 Ordinary Shares of the Issuer (1)
                        --------------------------------------------------------

        NUMBER OF       8       SHARED VOTING POWER
         SHARES
       BENEFICIALLY                3,284,628,901 Ordinary Shares of the Issuer
         OWNED BY                  (1)(2)
          EACH          --------------------------------------------------------
        REPORTING
         PERSON         9       SOLE DISPOSITIVE POWER
          WITH
                                   917,759,172 Ordinary Shares of the Issuer (1)
                        --------------------------------------------------------

                        10      SHARED DISPOSITIVE POWER

                                   3,284,628,901 Ordinary Shares of the Issuer
                                   (1)(2)
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                917,759,172 Ordinary Shares of the Issuer (1)
--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                19.3% (3)
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------

(1) As described in this Schedule 13D, pursuant to the terms of a Share Purchase Agreement dated as of December 21, 2005 (the "Share Purchase Agreement") between Hutchison Telecommunications Investment Holdings Limited ("HTIHL"), Hutchison Whampoa Limited ("HWL"), Orascom Telecom Eurasia Limited ("Orascom Eurasia") and Orascom Telecom Holding S.A.E. ("Orascom Telecom"), Orascom Telecom has purchased from HTIHL 917,759,172 Ordinary Shares (the "Sale Shares") of the Issuer at a price of HK$11.00 per Sale Share (or approximately US$1.42 per Sale Share based on the closing spot rate quoted by Bloomberg on December 19, 2005, of US$1.00 = HK$7.7522), for a total consideration of approximately US$1.30 billion, and simultaneously transferred the Sale Shares to its nominee, Orascom Eurasia (the "Share Purchase Transaction"). The closing of the Share Purchase Transaction occurred on December 21, 2005. The Share Purchase Agreement is more fully described in Item 4 of this
        Schedule 13D and is attached hereto as Exhibit 2.

        As further described in this Schedule 13D, an aggregate of 3,284,628,901 Ordinary Shares, or approximately 69.1% of the issued and outstanding Ordinary Shares of the Issuer as of December 21, 2005, are subject to a Shareholders' Agreement (the "Shareholders' Agreement") dated as of December 21, 2005, among HTIHL, HWL, Orascom Eurasia and Orascom Telecom, of which 917,759,172 Ordinary Shares are the Sale Shares sold to Orascom Telecom and transferred to Orascom Eurasia pursuant to the Share Purchase Agreement. The Shareholders' Agreement grants Orascom Eurasia an option (the "Orascom Option") to purchase from HTIHL such number of Ordinary Shares of the Issuer as shall immediately prior to the closing of the Orascom Option represent approximately 3.69% of the total number of Ordinary Shares of the Issuer then issued and outstanding at a price per Ordinary Share of the higher of (i) the average of the closing traded price of an Ordinary Share for the thirty (30) trading days on the Stock Exchange of Hong Kong Limited immediately prior to the date that Orascom Eurasia delivers to HTIHL a notice to exercise the Orascom Option, and (ii) HK$11.00, being the price per Sale Share payable under the Share Purchase Agreement.

        Based on the number of Ordinary Shares of the Issuer issued and outstanding as of December 21, 2005 of 4,753,546,209, the number of Ordinary Shares subject to the Orascom Option is 175,326,456 Ordinary Shares. The exercise of the Orascom Option is contingent upon the satisfaction of certain conditions that are described in further detail in Item 4 of this Schedule 13D. If these conditions have not been fulfilled or waived by one year from the date of the closing of the Share Purchase Transaction, the Orascom Option shall lapse and cease to be of effect and neither party shall have any rights or liabilities in respect of the Orascom Option under the Shareholders' Agreement. As such, the Reporting Persons (as defined below in Item 2 of this Schedule
        13D) believe that HWL and HTIHL retain beneficial ownership of all such Ordinary Shares subject to the Orascom Option. The Shareholders' Agreement is described in Item 4 of this Schedule 13D and is attached hereto as Exhibit 3.

(2) The Shareholders' Agreement referenced in footnote (1) above provides for certain obligations and restrictions with respect to the voting and disposition of the Ordinary Shares held by Orascom Eurasia and HTIHL. The terms of the Shareholders' Agreement are hereby specifically incorporated by reference herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (as defined in Item 2) that it is the beneficial owner of any of the Ordinary Shares covered by the Shareholders' Agreement, other than the Ordinary Shares held directly by such Reporting Person, for purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims (i) the existence of any group, and (ii) beneficial ownership with respect to any shares other than the shares held directly by such Reporting Person. See Item 5.

(3) Based on 4,752,546,209 Ordinary Shares of the Issuer which were issued and outstanding as of December 21, 2005.

                                  SCHEDULE 13D

CUSIP NO. 44841T 10 7

--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Orascom Telecom Holding S.A.E. - Not Applicable
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  [ ]
        (b)  [X]
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS

                OO, WC
--------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Arab Republic of Egypt
--------------------------------------------------------------------------------

                        7       SOLE VOTING POWER

                                   917,759,172 Ordinary Shares of the Issuer (1)
                        --------------------------------------------------------

        NUMBER OF       8       SHARED VOTING POWER
         SHARES
       BENEFICIALLY                3,284,628,901 Ordinary Shares of the Issuer
         OWNED BY                  (1)(2)
          EACH          --------------------------------------------------------
        REPORTING
         PERSON         9       SOLE DISPOSITIVE POWER
          WITH
                                   917,759,172 Ordinary Shares of the Issuer (1)
                        --------------------------------------------------------

                        10      SHARED DISPOSITIVE POWER

                                   3,284,628,901 Ordinary Shares of the Issuer
                                   (1)(2)
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                917,759,172 Ordinary Shares of the Issuer (1)
--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                19.3% (3)
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON

                HC, CO
--------------------------------------------------------------------------------

(1)     See footnote (1) on page 2.
(2)     See footnote (2) on page 3.
(3) Based on 4,752,546,209 Ordinary Shares of the Issuer which were issued and outstanding as of December 21, 2005.

                                  SCHEDULE 13D

CUSIP NO. 44841T 10 7

--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Weather Capital S.a.r.l. - Not Applicable
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  [ ]
        (b)  [ ]
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS

                OO, AF
--------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Luxembourg
--------------------------------------------------------------------------------

                        7       SOLE VOTING POWER

                                   0 Ordinary Shares of the Issuer (excludes
                                   beneficial ownership of 917,759,172 Ordinary
                                   Shares which are disclaimed (see 11 below))
                        --------------------------------------------------------

        NUMBER OF       8       SHARED VOTING POWER
         SHARES
       BENEFICIALLY                0  Ordinary Shares of the Issuer
         OWNED BY       --------------------------------------------------------
          EACH
        REPORTING       9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                     0 Ordinary Shares of the Issuer (excludes
                                   beneficial ownership of 917,759,172 Ordinary
                                   Shares which are disclaimed (see 11 below))
                        --------------------------------------------------------

                        10      SHARED DISPOSITIVE POWER

                                   0 Ordinary Shares of the Issuer
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0 Ordinary Shares of the Issuer

                Weather Capital S.a.r.l. expressly disclaims beneficial ownership of the 917,759,172 Ordinary Shares of the Issuer beneficially owned by Orascom Telecom Eurasia Limited and Orascom Telecom Holding S.A.E. (1)(2)
--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [X]
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0% (3)
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON

                HC, CO
--------------------------------------------------------------------------------

(1)     See footnote (1) on page 2.
(2)     See footnote (2) on page 3.
(3) Based on 4,752,546,209 Ordinary Shares of the Issuer which were issued and outstanding as of December 21, 2005.

                                  SCHEDULE 13D

CUSIP NO. 44841T 10 7

--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Weather Investments S.r.l. - Not Applicable
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  [ ]
        (b)  [ ]
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS

                OO, AF
--------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Italy
--------------------------------------------------------------------------------

                        7       SOLE VOTING POWER

                                   0 Ordinary Shares of the Issuer (excludes
                                   beneficial ownership of 917,759,172 Ordinary
                                   Shares which are disclaimed (see 11 below))
                        --------------------------------------------------------

        NUMBER OF       8       SHARED VOTING POWER
         SHARES
       BENEFICIALLY                0 Ordinary Shares of the Issuer
         OWNED BY       --------------------------------------------------------
          EACH
        REPORTING       9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                     0 Ordinary Shares of the Issuer (excludes
                                   beneficial ownership of 917,759,172 Ordinary
                                   Shares which are disclaimed (see 11 below))
                        --------------------------------------------------------

                        10      SHARED DISPOSITIVE POWER

                                   0 Ordinary Shares of the Issuer
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0 Ordinary Shares of the Issuer

                Weather Investments S.r.l. expressly disclaims beneficial ownership of the 917,759,172 Ordinary Shares of the Issuer beneficially owned by Orascom Telecom Eurasia Limited and Orascom Telecom Holding S.A.E. (1)(2)
--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [X]

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0% (3)
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON

                HC, CO
--------------------------------------------------------------------------------

(1)     See footnote (1) on page 2.
(2)     See footnote (2) on page 3.
(3) Based on 4,752,546,209 Ordinary Shares of the Issuer which were issued and outstanding as of December 21, 2005.

                                  SCHEDULE 13D

CUSIP NO. 44841T 10 7

--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Weather Investments II S.a.r.l. - Not Applicable
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  [ ]
        (b)  [ ]
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS

                OO, AF
--------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Luxembourg
--------------------------------------------------------------------------------

                        7       SOLE VOTING POWER

                                   0 Ordinary Shares of the Issuer (excludes
                                   beneficial ownership of 917,759,172 Ordinary
                                   Shares which are disclaimed (see 11 below))
                        --------------------------------------------------------

        NUMBER OF       8       SHARED VOTING POWER
         SHARES
       BENEFICIALLY                0 Ordinary Shares of the Issuer
         OWNED BY       --------------------------------------------------------
          EACH
        REPORTING       9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                     0 Ordinary Shares of the Issuer (excludes
                                   beneficial ownership of 917,759,172 Ordinary
                                   Shares which are disclaimed (see 11 below))
                        --------------------------------------------------------

                        10      SHARED DISPOSITIVE POWER

                                   0 Ordinary Shares of the Issuer
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0 Ordinary Shares of the Issuer

                Weather Investments II S.a.r.l. expressly disclaims beneficial ownership of the 917,759,172 Ordinary Shares of the Issuer beneficially owned by Orascom Telecom Eurasia Limited and Orascom Telecom Holding S.A.E. (1)(2)
--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [X]

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0% (3)
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON

                HC, CO
--------------------------------------------------------------------------------

(1)     See footnote (1) on page 2.
(2)     See footnote (2) on page 3.
(3) Based on 4,752,546,209 Ordinary Shares of the Issuer which were issued and outstanding as of December 21, 2005.

                                  SCHEDULE 13D

CUSIP NO. 44841T 10 7

--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                April Holding - Not Applicable
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  [ ]
        (b)  [ ]
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS

                OO, AF
--------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Cayman Islands
--------------------------------------------------------------------------------

                        7       SOLE VOTING POWER

                                   0 Ordinary Shares of the Issuer (excludes
                                   beneficial ownership of 917,759,172 Ordinary
                                   Shares which are disclaimed (see 11 below))
                        --------------------------------------------------------

        NUMBER OF       8       SHARED VOTING POWER
         SHARES
       BENEFICIALLY                0 Ordinary Shares of the Issuer
         OWNED BY       --------------------------------------------------------
          EACH
        REPORTING       9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                     0 Ordinary Shares of the Issuer (excludes
                                   beneficial ownership of 917,759,172 Ordinary
                                   Shares which are disclaimed (see 11 below))
                        --------------------------------------------------------

                        10      SHARED DISPOSITIVE POWER

                                   0 Ordinary Shares of the Issuer
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0 Ordinary Shares of the Issuer

                April Holding expressly disclaims beneficial ownership of the 917,759,172 Ordinary Shares of the Issuer beneficially owned by Orascom Telecom Eurasia Limited and Orascom Telecom Holding S.A.E. (1)(2)
--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [X]

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0% (3)
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON

                HC, CO
--------------------------------------------------------------------------------

(1)     See footnote (1) on page 2.
(2)     See footnote (2) on page 3.
(3) Based on 4,752,546,209 Ordinary Shares of the Issuer which were issued and outstanding as of December 21, 2005.

                                  SCHEDULE 13D

CUSIP NO. 44841T 10 7

--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                February Private Trust Company Limited - Not Applicable
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  [ ]
        (b)  [ ]
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS

                OO, AF
--------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Cayman Islands
--------------------------------------------------------------------------------

                        7       SOLE VOTING POWER

                                   0 Ordinary Shares of the Issuer (excludes
                                   beneficial ownership of 917,759,172 Ordinary
                                   Shares which are disclaimed (see 11 below))
                        --------------------------------------------------------

        NUMBER OF       8       SHARED VOTING POWER
         SHARES
       BENEFICIALLY                0 Ordinary Shares of the Issuer
         OWNED BY       --------------------------------------------------------
          EACH
        REPORTING       9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                     0 Ordinary Shares of the Issuer (excludes
                                   beneficial ownership of 917,759,172 Ordinary
                                   Shares which are disclaimed (see 11 below))
                        --------------------------------------------------------

                        10      SHARED DISPOSITIVE POWER

                                   0 Ordinary Shares of the Issuer
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0 Ordinary Shares of the Issuer

                February Private Trust Company Limited, in its capacity as trustee of March Trust, expressly disclaims beneficial ownership of the 917,759,172 Ordinary Shares of the Issuer beneficially owned by Orascom Telecom Eurasia Limited and Orascom Telecom Holding S.A.E. (1)(2)
--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [X]

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0% (3)
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON

                CO, OO
--------------------------------------------------------------------------------

(1)     See footnote (1) on page 2.
(2)     See footnote (2) on page 3.
(3) Based on 4,752,546,209 Ordinary Shares of the Issuer which were issued and outstanding as of December 21, 2005.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D ("Schedule 13D") relates to ordinary shares, nominal value HK$0.25 each ("Ordinary Shares"), of Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands (the "Issuer"). The Issuer's principal executive office is 20/F, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong.

This Schedule 13D is being filed jointly, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, by the Reporting Persons (as defined below in Item 2 of this Schedule 13D) to report the transaction which includes the sale of 917,759,172 Ordinary Shares of the Issuer (the "Sale Shares") to Orascom Telecom Holding S.A.E. ("Orascom Telecom") and the simultaneous transfer of the Sale Shares to Orascom Telecom's nominee, Orascom Telecom Eurasia Limited ("Orascom Eurasia"), as more fully described below.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed jointly by the following persons (each, individually, a "Reporting Person" and collectively the "Reporting Persons"):
Orascom Telecom Eurasia Limited, an international business company organized under the laws of the British Virgin Islands, Orascom Telecom Holding S.A.E., a joint stock company incorporated under the laws of Egypt, Weather Capital S.a.r.l., a societe a responsabilite limtee organized under the laws of Luxembourg, Weather Investments S.r.l., a societa a responsabilitia limitata, organized under the laws of Italy, Weather Investments II S.a.r.l., a societe a responsabilite limtee organized under the laws of Luxembourg, April Holding, an exempted limited company organized under the laws of the Cayman Islands and February Private Trust Company Limited (in its capacity as trustee of March Trust), an exempted limited company organized under the laws of the Cayman Islands.

The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit A to this Schedule 13D. Information in this
Schedule 13D with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

Orascom Eurasia

The address of the principal business offices of Orascom Eurasia is Orascom Telecom Eurasia Limited, Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. Orascom Eurasia is a wholly owned, British Virgin Islands subsidiary of Orascom Telecom, used for the purpose of effecting the transactions described below under Item 4 in this Schedule 13D. 100% of the equity interests in Orascom Eurasia are owned by Orascom Telecom as of January 3, 2006.

The name, business address, and present principal occupation or employment of the director of Orascom Eurasia are listed on Schedule I hereto.

During the last five years, neither Orascom Eurasia nor, to the knowledge of Orascom Eurasia, any of the executive officers or directors named on Schedule I to this Schedule 13D, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Orascom Telecom

The address of the principal business offices of Orascom Telecom is 2005A Nile City Towers, South Tower, Cornish El Nile, Ramlet Beaulac, Cairo, Egypt. Orascom Telecom is the holding company for a number of operational subsidiaries which together comprise a leading mobile telecommunications company operating GSM networks in nine high growth markets in the Middle East, Africa and South Asia.

The name, business address, and present principal occupation or employment of each director and executive officer of Orascom Telecom are listed on Schedule II hereto.

During the last five years, neither Orascom Telecom nor, to the knowledge of Orascom Telecom, any of the executive officers or directors named on Schedule II to this Schedule 13D, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Weather Capital S.a.r.l.

The registered address of Weather Capital S.a.r.l. ("Weather Capital") is 9B, Boulevard du Prince Henri, L-1724 Luxembourg. The principal business of Weather Capital is that of investment holding.

Weather Capital directly owns 50% plus one share of the equity interests of Orascom Telecom and may, pursuant to Rule 13d-3 ("Rule 13d-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), be deemed to control the voting and disposition of the 917,759,172 Ordinary Shares of the Issuer beneficially owned by Orascom Telecom and Orascom Eurasia, representing approximately 19.3% of the issued and outstanding Ordinary Shares. However, Weather Capital disclaims beneficial ownership of the Ordinary Shares beneficially owned by Orascom Telecom and

Orascom Eurasia, and the filing of this statement shall in no way be construed as an admission that Weather Capital is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such Ordinary Shares.

The name, business address, and present principal occupation or employment of each director and executive officer of Weather Capital are listed on Schedule III hereto.

During the last five years, neither Weather Capital nor, to the knowledge of Weather Capital, any of the executive officers or directors named on Schedule III to this Schedule 13D, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Weather Investments S.r.l.

The registered address of Weather Investments S.r.l. ("Weather I") is Piazza dei SS. Apostoli 80, Rome, Italy. The principal business of Weather I is that of investment holding.

Weather I, through Weather Capital, its wholly owned subsidiary, indirectly owns approximately 50.0% of the issued shares of Orascom Telecom and may, pursuant to Rule 13d-3, be deemed to control the voting and disposition of the 917,759,172 Ordinary Shares of the Issuer beneficially owned by Orascom Telecom and Orascom Eurasia, representing approximately 19.3% of the issued and outstanding Ordinary Shares. However, Weather I disclaims beneficial ownership of the Ordinary Shares beneficially owned by Orascom Telecom and Orascom Eurasia, and the filing of this statement shall in no way be construed as an admission that Weather I is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such Ordinary Shares.

The name, business address, and present principal occupation or employment of each director and executive officer of Weather I are listed on Schedule IV hereto.

During the last five years, neither Weather I nor, to the knowledge of Weather I, any of the executive officers or directors named on Schedule IV to this
Schedule 13D, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Weather Investments II S.a.r.l.

The registered address of Weather Investments II S.a.r.l. ("Weather II") is 65, boulevard Grande-Duchesse, Charlotte, L-1331 Luxembourg. The principal business of Weather II is that of investment holding.

Weather II, through Weather I, of which it owns approximately 91.2% of the issued capital stock (which ownership may be reduced to 71.2% upon the exercise by a third party of an option to purchase such shares), indirectly owns approximately 50.0% of the issued shares of Orascom Telecom and may, pursuant to Rule 13d-3, be deemed to control the voting and disposition of the 917,759,172 Ordinary Shares of the Issuer beneficially owned by Orascom Telecom and Orascom Eurasia, representing approximately 19.3% of the issued and outstanding Ordinary Shares. However, Weather II disclaims beneficial ownership of the Ordinary Shares beneficially owned by Orascom Telecom and Orascom Eurasia, and the filing of this statement shall in no way be construed as an admission that Weather II is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such Ordinary Shares.

The name, business address, and present principal occupation or employment of each director and executive officer of Weather II are listed on Schedule V hereto.

During the last five years, neither Weather II nor, to the knowledge of Weather II, any of the executive officers or directors named on Schedule V to this
Schedule 13D, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

April Holding

The registered address of April Holding is M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The principal business of April Holding is that of investment holding.

April Holding, through Weather II, of which it owns approximately 60.8% of the issued capital stock, indirectly owns approximately 50.0% of the issued shares of Orascom Telecom and may, pursuant to Rule 13d-3, be deemed to control the voting and disposition of the 917,759,172 Ordinary Shares of the Issuer beneficially owned by Orascom Telecom and Orascom Eurasia, representing approximately 19.3% of the issued and outstanding Ordinary Shares. However, April Holding disclaims beneficial ownership of the Ordinary Shares beneficially owned by Orascom Telecom and Orascom Eurasia, and the filing of this statement shall in no way be construed as an admission that April Holding is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such Ordinary Shares.

The name, business address, and present principal occupation or employment of the sole director of April Holding is listed on Schedule VI hereto.

During the last five years, neither April Holding nor, to the knowledge of April Holding, the sole director of April Holding named on Schedule VI to this
Schedule 13D, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

February Private Trust Company Limited (in its capacity as trustee of March
Trust)

The registered address of February Private Trust Company Limited ("February Trust") is M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The principal business of February Private Trust Company Limited is acting as the trustee of March Trust.

February Trust, in its capacity as trustee of March Trust, which trust directly owns 100% of the issued capital stock of April Holding, indirectly owns approximately 50.0% of the issued shares of Orascom Telecom and may, pursuant to Rule 13d-3, be deemed to control the voting and disposition of the 917,759,172 Ordinary Shares of the Issuer beneficially owned by Orascom Telecom and Orascom Eurasia, representing approximately 19.3% of the issued and outstanding Ordinary Shares. However, February Trust disclaims beneficial ownership of the Ordinary Shares beneficially owned by Orascom Telecom and Orascom Eurasia, and the filing of this statement shall in no way be construed as an admission that February Trust is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such Ordinary Shares.

The name, business address, and present principal occupation or employment of each director of February Trust are listed on Schedule VII hereto.

During the last five years, neither February Private Trust Company Limited nor, to the knowledge of February Trust, any of the directors named on Schedule VII to this Schedule 13D, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The total consideration for the purchase by Orascom Eurasia of the Sale Shares pursuant to the Share Purchase Agreement in the Share Purchase Transaction (each as defined in Item 4 below) is approximately US$1.30 billion, payable in cash, representing HK$11.00 per Sale Share (or approximately US$1.42 per Sale Share based on the closing spot market rate quoted by Bloomberg on December 19, 2005, of US$1.00 = HK$7.7522), for a total of 917,759,172 Sale Shares (the "Purchase Price"). The Purchase Price will be funded though a combination of (i) approximately US$130.2 million which was paid by Orascom Telecom and Orascom Eurasia in cash to HTIHL at the closing of the Share Purchase Transaction, which occurred on December 21, 2005 (the "Closing") from available working capital and
(ii) approximately US$1.17 billion initially funded at Closing through a vendor promissory note (the "Vendor Promissory Note") payable by Orascom Eurasia to HTIHL.

The stated maturity of the Vendor Promissory Note is February 28, 2006, subject to standard terms of acceleration. The Vendor Promissory Note bears interest at an annual rate of US dollar LIBOR plus 225 basis points and is optionally repayable upon five (5) business days notice by Orascom Eurasia at an amount equal to principal plus accrued interest through the date of repayment. Orascom Telecom and Orascom Eurasia intend to refinance the Vendor Promissory Note through a combination of new debt and available cash on or prior to the stated maturity of the Vendor Promissory Note. Orascom Eurasia's obligations under the Vendor Promissory Note will be (i) guaranteed subject to certain limits by Orascom Telecom pursuant to a guarantee (the "Guarantee") dated December 21, 2005 between Orascom Telecom and HTIHL and (ii) secured pursuant to a legal mortgage by a share charge (the "Share Charge") over the Sale Shares granted by Orascom Eurasia to HTIHL pursuant to a Share Charge (the "Share Charge") dated December 21, 2005. Under the terms of the Share Charge, unless the charges created thereunder become enforceable, Orascom Eurasia will retain the beneficial voting and other rights attached to the Sale Shares.

Copies of the Vendor Promissory Note, the Guarantee and the Share Charge have been filed herewith as Exhibits 1.1, 1,2 and 1.3, respectively, to this Schedule 13D and are hereby incorporated herein by this reference.

ITEM 4. PURPOSE OF TRANSACTION

The purchase by the Reporting Persons of the Sale Shares pursuant to the Share Purchase Agreement (defined below) as described herein was effected due to the Reporting Persons' belief that the Issuer represents an attractive and strategic investment in a company active in complementary markets, based on the Issuer's business prospects, strategy and market opportunities. The Reporting Persons' purpose of entering into the Share Purchase Agreement was in order to participate and invest in the markets in which the Issuer operates. Depending upon prevailing market, economic and other conditions, one or both of the Reporting Persons may from time to time acquire additional shares of the Issuer or engage in discussions with the Issuer and/or other shareholders of the Issuer concerning further acquisitions of Ordinary Shares of the Issuer or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer's Ordinary Shares, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market, industry and economic conditions, tax considerations and other factors considered relevant to their investment decision, may decide at any time to increase (including upon exercise of the Orascom Option (as defined below)) or to decrease (subject to the limitations described below) the size of their investment in the Issuer.

On December 21, 2005, Orascom Eurasia and Orascom Telecom entered into the following agreements in connection with the purchase of the Sale Shares:

        SHARE PURCHASE AGREEMENT

        Orascom Telecom purchased the Sale Shares in a privately negotiated transaction from HTIHL and simultaneously transferred the Sale Shares to its nominee, Orascom Eurasia, pursuant to the terms of a Share Purchase Agreement dated as of December 21, 2005 (the "Share Purchase Agreement") among HTIHL, HWL, Orascom Eurasia and Orascom Telecom (the "Share Purchase Transaction"). Orascom Telecom paid HTIHL, at the closing of the Share Purchase Transaction, HK$11.00 per Sale Share (or approximately US$1.42 per Sale Share based on the closing spot market rate quoted by Bloomberg on December 19, 2005, of US$1.00 = HK$7.7522), for a total consideration of approximately US$1.30 billion, comprising approximately US$130.2 million in cash and the Vendor Promissory Note for US$1.17 billion. See item 3 above for a description of the financing arrangements among HTIHL, Orascom Telecom and Orascom Eurasia for purchase of the Sale Shares. In accordance with the Share Charge, at Closing the Sale Shares were transferred to HSBC Nominees (Hong Kong) Limited, acting for the benefit of HTIHL.

        Upon completion of the Share Purchase Transaction, the Reporting Persons became the beneficial owner (subject to the limitations set forth herein) of 917,759,172 Ordinary Shares, or approximately 19.3% of the 4,752,546,209 Ordinary Shares of the Issuer which were issued and outstanding as of December 21, 2005.

        A copy of the Share Purchase Agreement has been filed herewith as
        Exhibit 2 to this Schedule 13D and is hereby incorporated herein by this reference.

        SHAREHOLDERS' AGREEMENT

        In conjunction with the Share Purchase Agreement as described above, HTIHL, HWL, Orascom Eurasia and Orascom Telecom entered into a Shareholders' Agreement (the "Shareholders' Agreement") dated as of December 21, 2005. An aggregate of 3,284,628,901 Ordinary Shares are subject to the Shareholders' Agreement, of which 917,759,172 Ordinary Shares are the Sale Shares sold to Orascom Telecom and transferred to Orascom Eurasia pursuant to the Share Purchase Agreement. The number of Ordinary Shares covered by the Shareholders' Agreement represents approximately 69.1% of the issued and outstanding Ordinary Shares of the Issuer as of December 21, 2005. The Shareholders' Agreement provides for certain obligations and restrictions with respect to the voting and disposition of the Ordinary Shares to be held directly or indirectly by Orascom Eurasia and HTIHL, and for the Orascom Option, as defined and described below.

                BOARD REPRESENTATION AND VOTING AGREEMENTS

                The Shareholders' Agreement provides, inter alia, that:

                (a) HTIHL and Orascom Eurasia shall each be entitled to nominate two (2) non-executive directors for election to the board of directors of the Issuer (the "Issuer's Board");

                (b) the Issuer's Board shall be comprised of not more than nine (9) directors, consisting of two (2) executive directors, four (4) non-executive directors (as referenced in (a) above) and three (3) independent non-executive directors;

                (c) HTIHL shall procure that such directors nominated by Orascom Eurasia shall be appointed to the Issuer's Board, and that existing directors of the Issuer's Board as is necessary to achieve the Issuer's Board composition set out in b) above, shall resign;

                (d) each of HTIHL and Orascom Eurasia shall use its respective voting rights in the Ordinary Shares to support the formation of a finance committee of the Issuer's Board that shall be comprised of four (4) directors, of which two (2) are to be nominated by HTIHL and two (2) are to be nominated by Orascom Eurasia, to carry out certain corporate governance functions related to the business of the Issuer;

                (e) Orascom Eurasia and HTIHL shall exercise their voting rights to support Orascom Eurasia's proposal for the Issuer to make one nomination to each of the boards of directors, or coordinating committee, as the case may be, of certain subsidiaries of the Issuer in India, Indonesia and Vietnam (each a "Subsidiary Nominee" and together the "Subsidiary Nominees"), and each of HTIHL and Orascom Eurasia shall use its respective voting rights to support the appointment of the Subsidiary Nominees in India and Indonesia and HTIHL shall use best endeavors to effect the appointment of the Subsidiary Nominee in Vietnam subject to certain provisos set forth in the Shareholders' Agreement;

                (f) Orascom Eurasia shall make certain undertakings to HTIHL in respect of the Subsidiary Nominees, including that Orascom Eurasia will procure that each Subsidiary Nominee vote or abstain from voting at its respective board meeting in accordance with the vote of the respective nominee to that board made by HTIHL;

                (g) each of HTIHL and Orascom Eurasia shall exercise its respective voting rights to oppose the issue of any Ordinary Shares or other securities of the Issuer that are convertible or exchangeable into Ordinary Shares, or options, warrants or other rights to subscribe for Ordinary Shares, to any person who is, or who is an affiliate of, a telecommunications operator, other than in circumstances where the issue of such securities is as consideration in return for acquiring a minority interest in the Issuer or any of the Issuer's subsidiaries, or where such securities are issued with no rights attaching to them other than such rights attaching to such securities pursuant to the Issuer's articles of association or relevant law, provided in aggregate such issue represents not more than 5% of the Ordinary Shares then issued and outstanding; and

                (h) HWL has undertaken to exercise its voting rights to procure that none of the licenses for intellectual property rights related to the respective licensee's telecommunications operations that have been granted to HTIL or any of its subsidiaries by HWL or any of its subsidiaries will be terminated or modified to the detriment of the licensee as a result of the closing of the Share Purchase Transaction or the exercise of the Orascom Option (as defined below).

                DISPOSITION OF ORDINARY SHARES

                The Shareholders' Agreement also provides, inter alia, that:

                (a) each of HTIHL and Orascom Eurasia has granted the other a right of first refusal to purchase its respective Ordinary Shares in the event such party shall wish to sell its Ordinary Shares;

                (b) in the event that HTIHL wishes to sell 10% or more of the total number of the Ordinary Shares of the Issuer then issued and outstanding (the "Offer Shares"), Orascom Eurasia shall have the right to deliver a written notice to HTIHL requiring HTIHL to include in its sale an aggregate number of Ordinary Shares held by Orascom Eurasia up to a pro rata number of Offer Shares (the "Tag-Along Shares"). If the proposed sale by HTIHL results in HTIHL's attributable shareholding falling below 30%, then Orascom Eurasia shall be entitled to "tag" its then entire shareholding into such proposed sale. HTIHL shall procure that the sale of such Tag-Along Shares shall be effected at the same price per Offer Share and otherwise on no less favorable terms than those that apply to the Offer Shares; and

                (c) subject to the rights of first refusal and the "tag-along" rights described above in (a) and (b), respectively, each of HTIHL and Orascom Eurasia has agreed that it will not, and HTIHL shall procure that New Brilliant Holdings Limited will not, dispose of any Ordinary Shares held by it during a period of two years from the date of the closing of the Share Purchase Transaction, except that each of HTIHL and Orascom Eurasia shall be entitled during this period, in one or more transactions, to dispose of no more than 5% in aggregate of the total number of Ordinary Shares of the Issuer that are issued and outstanding from time to time, provided that the minimum number of Ordinary Shares that may be disposed of in any single transaction shall be 1% of the total number of Ordinary Shares of the Issuer that are issued and outstanding immediately prior to such disposal, and that any such transfer shall be subject to the rights of first refusal referenced in
                        (a) above.

                THE ORASCOM OPTION

                The Shareholders' Agreement grants Orascom Eurasia a conditional option (the "Orascom Option") to purchase from HTIHL such number of Ordinary Shares of the Issuer as shall immediately prior to the closing of the Orascom Option represent approximately 3.69% of the total number of Ordinary Shares of the Issuer then issued and outstanding at a price per Ordinary Share of the higher of
                (i) the average of the closing traded price of an Ordinary Share for the thirty (30) trading days on the Stock Exchange of Hong Kong Limited immediately prior to the date that Orascom Eurasia delivers to HTIHL a notice to exercise the Orascom Option, and
                (ii) HK$11.00, being the price per Sale Share payable under the Share Purchase Agreement.

                Based on the number of Ordinary Shares of the Issuer issued and outstanding as of December 21, 2005 of 4,753,546,209, the number of Ordinary Shares subject to the Orascom Option is 175,326,456 Ordinary Shares. The exercise of the Orascom Option is contingent upon the earlier of (i) the receipt of consent from the Ministry of Communications of the State of Israel, or any other government authority that may exercise jurisdiction over the direct or indirect control of Partner Communications Company Ltd. ("Partner"), in which the Issuer had approximately a 51.8% shareholding as of December 21, 2005, to the increase in Orascom Eurasia's attributable shareholding in Partner to a percentage that is equal to or greater than 10%, or (ii) the disposal by the Issuer of its entire shareholding in Partner. If this condition has not been fulfilled or waived by HTIHL, or if the Issuer's interest in Partner is not sold or otherwise disposed of, by one year from the date of the closing of the Share Purchase Transaction, the Orascom Option shall lapse and cease to be of effect and neither party shall have any rights or liabilities in respect of the Orascom Option under the Shareholders' Agreement. As such, Orascom Telecom believes that HTIHL retains beneficial ownership of all Ordinary Shares subject to the Orascom Option.

                TERMINATION

                The rights and obligations of Orascom Eurasia and Orascom Telecom under the Shareholders' Agreement shall terminate in the event that Orascom Eurasia, Orascom Telecom or a wholly-owned subsidiary of Orascom Telecom holds less than 570,305,545 Ordinary Shares (as equitably adjusted), or approximately 12% (the "Deemed 12%") of the total number of Ordinary Shares of the Issuer then issued and outstanding, but HTIHL continues to hold not less than 30% of the Ordinary Shares, in which case certain of HTIHL's non-voting rights under the Shareholders' Agreement shall remain in effect.

                The rights and obligations of HTIHL and its affiliates under the Shareholders' Agreement shall terminate in the event that HTIHL and its affiliates hold less than 30% of the total number of Ordinary Shares of the Issuer then issued and outstanding, but Orascom Eurasia and its affiliates continue to hold not less than the Deemed 12%, in which case certain of Orascom Eurasia's non-voting rights under the Shareholders' Agreement shall remain in effect.

                If at any time the aggregate holding of HTIHL and Orascom Eurasia and their respective affiliates is reduced to 50% or less of the total number of Ordinary Shares of the Issuer then issued and outstanding, the voting rights under the Shareholders' Agreement shall terminate.

        A copy of the Shareholders' Agreement has been filed herewith as Exhibit 3 to this Schedule 13D and is hereby incorporated herein by this reference.

        AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

        HTIHL, Cheung Kong (Holdings) Limited ("Cheung Kong") and the Issuer previously had entered into a Registration Rights Agreement (the "Registration Rights Agreement") dated as of September 24, 2004, under which each of HTIHL and Cheung Kong were entitled to certain rights with respect to the registration of its respective securities of the Issuer, including Ordinary Shares. A copy of the Registration Rights Agreement was filed as an exhibit to the Issuer's registration statement on Form F-1 (No. 333-118783). In conjunction with the Share Purchase Transaction, the Issuer entered into an Amended and Restated Registration Rights Agreement (the "Amended Registration Rights Agreement") dated as of December 21, 2005 with HTIHL, Cheung Kong and Orascom Eurasia (each a "Shareholder" and together the "Shareholders"), extending the rights under the Registration Rights Agreement to Orascom Eurasia. The Amended Registration Rights Agreement covers the Ordinary Shares of the Issuer, any other class of equity securities of the Issuer, any depositary receipts of the Issuer and any equity, rights or equity-linked securities distributed in respect of such Ordinary Shares or depositary receipts, as the case may be (together, the "Registrable Securities"), that are held from time to time by a Shareholder.

        The Amended Registration Rights Agreement provides for demand registration rights pursuant to which the Issuer must generally comply with the request of the Shareholders to register Registrable Securities on their behalf, and "piggyback" registration rights pursuant to which the Shareholders may request registration of their Registrable Securities when the Issuer registers such Registrable Securities. The Issuer is required to bear all registration fees and expenses related to registrations under the Amended Registration Rights Agreement, excluding any underwriting discounts or selling commissions.

                DEMAND REGISTRATION

                Each of the Shareholders may, from time to time, request that the Issuer register all or any portion of its respective Registrable Securities, provided that the number of Registrable Securities requested to be so registered represents at least 1% in the case of HTIHL and Cheung Kong, and at least 5% in the case of Orascom Eurasia, of all Ordinary Shares of the Issuer then issued and outstanding (a "Demand Registration"). The total number of Registrable Securities included in the Demand Registration will be subject to certain limitations imposed by the underwriters for such sale.

                Each of HTIHL and Cheung Kong may make an unlimited number of requests for a Demand Registration; Orascom Eurasia may make one request for a Demand Registration at any time during a three-hundred sixty-five (365) day period and an additional request for a Demand Registration at any time during that same three-hundred sixty-five (365) day period with the approval of HTIHL, except that unless HTIHL has requested or has elected to participate in a Demand Registration, Orascom Eurasia shall have no right to make a request for or to participate in a Demand Registration at any time when any amount remains payable by it under the Vendor Promissory Note or by Orascom Telecom under the terms of the Guarantee. The Issuer is obligated to register such Registrable Securities under a registration statement and is to use its reasonable best efforts to cause any such registration statement promptly to be declared effective under the U.S. Securities Act of 1933 (the "Securities Act"). The Issuer is not obligated to file a registration statement for a Demand Registration (a "Demand Registration Statement") at any time during the one hundred eighty (180) day period following the effective date of a previous Demand Registration Statement.

                Each of the Shareholders may make a written request to the Issuer to initiate a public offering in any jurisdiction other than Hong Kong or the United States (an "Alternative Listing Jurisdiction") of all or any portion of its respective Registrable Securities, provided that the number of Registrable Securities requested to be so registered represents at least 1% in the case of HTIHL and Cheung Kong, and at least 5% in the case of Orascom Eurasia, of all Ordinary Shares of the Issuer then issued and outstanding. The total number of Registrable Securities included in such a Demand Registration in an Alternative Listing Jurisdiction will be subject to certain limitations imposed by the underwriters for such sale. The Issuer is obligated to register such Registrable Securities under a registration statement in the Alternative Listing Jurisdiction and to take all necessary action to comply with all applicable securities laws of the Alternative Listing Jurisdiction.

                PIGGYBACK REGISTRATION

                The Issuer shall give notice to the Shareholders of a registration of Registrable Securities, other than a registration pursuant to a Form S-4 or S-8 or pursuant to an offering and sale to employees or directors pursuant to any employee stock or benefit plan or arrangement. Such notice shall offer the Shareholders the opportunity to register such number of Registrable Securities as the Shareholder may request (a "Piggyback Registration"), and any Shareholder participating in such Piggyback Registration shall be entitled to participate on the same terms as the Issuer and any other persons selling securities in such offering. However, unless HTIHL has elected to participate in such Piggyback Registration, Orascom Eurasia shall not have the right to participate in a Piggyback Registration at any time when any amount remains payable by it under the Vendor Promissory Note or by Orascom Telecom under the terms of the Guarantee.

                The Amended Registration Rights Agreement provides that the number of Registrable Securities included by a Shareholder in a Piggyback Registration that is an underwritten public offering by the Issuer may be reduced if and to the extent the underwriters for such offering determine that the number of Registrable Securities to be included in the registration exceeds the number that the underwriters believe they can sell.

                To the extent that a Shareholder participating in a Piggyback Registration holds 5% or more Ordinary Shares of the Issuer then issued and outstanding, such Shareholder shall not effect any public sale or distribution (except, in each case, as pursuant to Rule 144 under the Securities Act) of any securities that are the same as or similar to those being registered in connection with such registration for a period beginning seven (7) days before and ending ninety (90) days after the effective date of the registration statement being filed in connection with such Piggyback Registration.

                TERMINATION

                The Amended Registration Rights Agreement shall terminate in its entirety upon the earlier of i) the date as of which all of the Registrable Securities have been sold pursuant to a registration statement, or ii) the date as of which each of the Shareholders are permitted to sell their Registrable Securities under Rule 144(k) under the Securities Act. The Amended Registration Rights Agreement shall terminate between the Issuer and either HTIHL or Cheung Kong, as the case may be, on the date that the number of each class of Registrable Securities beneficially owned by such Shareholder is less than 1% of all Ordinary Shares of the Issuer that are then issued and outstanding; and the Amended Registration Rights Agreement shall terminate between the Issuer and Orascom Eurasia on the date that Orascom Eurasia holds less than 12% of all Ordinary Shares of the Issuer that are then issued and outstanding solely as a result of sales of its holdings of Ordinary Shares, subject to certain provisions of the Share Charge.

        A copy of the Amended Registration Rights Agreement has been filed herewith as Exhibit 4 to this Schedule 13D and is hereby incorporated herein by this reference.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4(a) - (j) of Schedule 13D, although the Reporting Persons reserve the right to change or develop such plans. The Reporting Persons expressly reserve the right to acquire additional Ordinary Shares of the Issuer in the open market, in private negotiated transactions or otherwise, subject to applicable law.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Orascom Eurasia is the record owner of, and therefore beneficially owns, 917,759,172 Ordinary Shares, representing in the aggregate approximately 19.3% of the 4,752,546,209 Ordinary Shares of the Issuer which were issued and outstanding as of December 21, 2005. Orascom Telecom is the sole stockholder of Orascom Eurasia, and as a result, Orascom Telecom may be deemed to beneficially own any Ordinary Shares that may be deemed to be beneficially owned by Orascom Eurasia.

The Shareholders' Agreement provides for certain obligations and restrictions with respect to the voting and disposition of the Ordinary Shares held by Orascom Eurasia and HTIHL. As a consequence, Orascom Eurasia and Orascom Telecom may be deemed to have shared power to vote and dispose of 3,284,628,901 Ordinary Shares, representing approximately 69.1% of the issued and outstanding Ordinary Shares of the Issuer as of December 21, 2005. Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission by Orascom Eurasia or Orascom Telecom that it is the beneficial owner of any of the Ordinary Shares covered by the Shareholders' Agreement, other than the Ordinary Shares held directly by Orascom Eurasia and Orascom Telecom, for purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed. Orascom Eurasia and Orascom Telecom each expressly disclaim (i) the existence of any group, and (ii) beneficial ownership with respect to any shares other than the shares held directly or indirectly by it.

Weather Capital is the direct owner of 50% plus one share of the equity interests of Orascom Telecom.

Weather I is the direct owner of all of the outstanding capital stock of Weather Capital.

Weather II is the direct holder of approximately 91.2% of the equity interests in Weather I (which ownership may be reduced to 71.2% upon the exercise by a third party of an option to purchase such shares).

April Holding is the direct holder of approximately 60.8% of the equity interests in Weather II.

February Trust is the trustee of March Trust, which trust directly owns 100% of the issued capital stock of April Holding.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is, and each Reporting Person expressly disclaims that it is, the beneficial owner of any Ordinary Shares held by any other person for purposes of Section 13(d) of the Exchange Act or for any other purpose.

Except as disclosed in this Schedule 13D, none of the Reporting Persons, or (i) to the knowledge of Orascom Eurasia, any of the persons named on Schedule I hereto, and (ii) to the knowledge of Orascom Telecom, any of the persons named on Schedule II hereto, (iii) to the knowledge of Weather Capital, any of the persons named on Schedule III hereto, (iv) to the knowledge of Weather I, any of the persons named on Schedule IV hereto, (v) to the knowledge of Weather II, any of the persons named on Schedule V hereto, (vi) to the knowledge of April Holding, any of the persons named on Schedule VI hereto and (vii) to the knowledge of February Trust, any of the persons named on Schedule VII hereto, as of the date hereof, has power to vote or to direct the vote or to dispose or direct the disposition of any other Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons, or (i) to the knowledge of Orascom Eurasia, any of the persons named on Schedule I hereto, (ii) to the knowledge of Orascom Telecom, any of the persons named on
Schedule II hereto, (iii) to the knowledge of Weather Capital, any of the persons named on Schedule III hereto, (iv) to the knowledge of Weather I, any of the persons named on Schedule IV hereto, (v) to the knowledge of Weather II, any of the persons named on Schedule V hereto, (vi) to the knowledge of April Holding, any of the persons named on Schedule VI hereto and (vii) to the knowledge of February Trust, any of the persons named on Schedule VII hereto, as of the date hereof, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Ordinary Shares.

Percentages set forth in this Schedule 13D were calculated based on an aggregate total of 4,752,546,209 issued and outstanding Ordinary Shares, as represented by the Issuer in the Stock Purchase Agreement as of December 21, 2005.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Vendor Promissory Note, the Guarantee and the Share Charge are described in
Item 3. Copies of these agreements are filed as Exhibits 1.1, 1.2 and 1.3, respectively, to this Schedule 13D. The Share Purchase Agreement, the Shareholders' Agreement and the Amended and Restated Registration Rights Agreement are described in Item 4. Copies of these agreements are filed as Exhibits 2, 3 and 4, respectively, to this Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The documents which have been filed as Exhibits to this Schedule 13D are listed in the Exhibit Index herein.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2006


                                          ORASCOM TELECOM HOLDING S.A.E.

                                          By:    /s/ Naguib Sawiris
                                                 -------------------------------
                                          Name:  Naguib Sawiris
                                          Title: Chairman of the Board and
                                                 Chief Executive Officer


                                          ORASCOM TELECOM EURASIA LIMITED

                                          By:    /s/ Naguib Sawiris
                                                 -------------------------------
                                          Name:  Naguib Sawiris
                                          Title: Director


                                          WEATHER CAPITAL S.A.R.L.

                                          By:    /s/ Naguib Sawiris
                                                 -------------------------------
                                          Name:  Naguib Sawiris
                                          Title: Director


                                          WEATHER INVESTMENTS S.R.L.

                                          By:    /s/ Naguib Sawiris
                                                 -------------------------------
                                          Name:  Naguib Sawiris
                                          Title: Director


                                          WEATHER INVESTMENTS II S.A.R.L.

                                          By:    /s/ Naguib Sawiris
                                                 -------------------------------
                                          Name:  Naguib Sawiris
                                          Title: Director

                                          APRIL HOLDING

                                          By:    /s/ Naguib Sawiris
                                                 -------------------------------
                                          Name:  Naguib Sawiris
                                          Title: Director

                                          FEBRUARY PRIVATE TRUST COMPANY, in its
                                          capacity as trustee of March Trust

                                          By:    /s/ Naguib Sawiris
                                                 -------------------------------
                                          Name:  Naguib Sawiris
                                          Title:

                                   SCHEDULE I

The following Schedule I sets forth for the executive officers and directors of Orascom Eurasia: (i) the name of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the citizenship of each such person. The principal business address of Orascom Eurasia and the current business address of its director is Orascom Telecom Eurasia Limited, Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

               EXECUTIVE OFFICERS AND DIRECTORS OF ORASCOM EURASIA
                             AS OF DECEMBER 21, 2005

                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT, INCLUDING NAME OF
NAME                      CITIZENSHIP        EACH CORPORATION OR ORGANIZATION
------------------------  ----------------   --------------------------------------------------------------------------
Naguib Sawiris            Egypt              Director, Orascom Telecom Eurasia Limited

                                             Chairman of the Board and Chief Executive Officer,
                                             Orascom Telecom Holding S.A.E.

                                             Director, Weather Capital S.a.r.l.

                                             Director, Weather Investments S.r.l.

                                             Director, Weather Investments II S.a.r.l.

                                             Director, April Holding

                                             Chairman of the Board, Orascom Telecom Algerie (Djezzy)

                                             Board Member, Sheba Telecom (Pvt.) Ltd. (Banglalink)

                                             Chairman of the Board, Pakistan Mobile Communications Limited (Mobilink)

                                             Chairman of the Board, Mobinil

                                             Chairman of the Board, ECMS (The Egyptian Company For Mobile Services)

                                             Director, Orascom Telecom Iraq. Corp.

                                             President, Wing Telecomunicazioni S.p.A.

                                             Director, Orascom Telecom Ventures Ltd.

                                             Director, Oratel International Inc.

                                             Director, Moga Holding Limited

                                             Board Member, Orascom Tunisia Holding Limited

                                             Director, Carthage Consortium Limited

                                             Director, International Wireless Communicationsd Pakistan Limited

                                             Director, Orascom Iraq Holding Ltd.

                                             Board Member, Smart Village

                                             Board Member, Orascom Telecom ESOP Ltd.

                                             Board Member, Cortex Service Limited

                                             Board Member, M-Link Ltd.

                                             Managing Director, Orasinvest

                                             Board Member, Orascom Technology Systems

                                             Board Member, Orascom Technical Solutions

                                             Board Member, International Company for Integrated Solutions

                                             Board Member, Open Soft

                                             Chairman, Orascom Electronic Industries

                                             Chairman, Oratech Information Systems

                                             Chairman and Chief Executive Officer, Orascom Distributions

                                             Board Member, Multi-media Mega Stores

                                             Board Member, Health Insights

                                             Board Member, Egyptian Company for Investment & Development

                                             Vice President of the Board of Directors and Chief Executive Officer,
                                             Nile City for Investment

                                             Chairman, Egyptian Company for Nutrition and Services (Abella)

                                             Board Member, Al Tiras for Touristic Investment

                                             Board Member, African Trade

                                             Board Member, Orascom for Touristic Establishments

                                             General Manager, Al Shagara for Touristic Restaurants

                                             Board Member, Egypt for Restaurants

                                             Board Member, Egypt Capital

                                             Chairman, Royal Estates

                                             General Manager, Egyptian Company for Transportation & Freight
                                             Projects (Trans Pro)

                                             Board Member, Impressions for Marketing Services

                                             Board Member, Egypt for Recreational Investments

                                             Director, Hawa Limited

                                             Board Member, Cylo Investments Ltd.

                                             Board Member, Oasis Capital Egypt Ltd.

                                             Board Member, Melody Group Ltd.

                                             Board Member, NS Aviation Limited

                                             Board Member, YYA Aviation Limited

                                   SCHEDULE II

The following Schedule II sets forth for the executive officers and directors of Orascom Telecom Holding S.A.E.: (i) the name of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the citizenship of each such person. The principal business address of Telecom Holding S.A.E. and the current business address of each of its officers and directors is 2005A Nile City Towers, South Tower, Cornish El Nile, Ramlet Beaulac, Cairo, Egypt.

       EXECUTIVE OFFICERS AND DIRECTORS OF ORASCOM TELECOM HOLDING S.A.E.
                             AS OF DECEMBER 21, 2005

                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT, INCLUDING NAME OF
NAME                      CITIZENSHIP        EACH CORPORATION OR ORGANIZATION
------------------------  ----------------   --------------------------------------------------------------------------
Naguib Sawiris            Egypt              Chairman of the Board and Chief Executive Officer,
                                             Orascom Telecom Holding S.A.E.

                                             Director, Orascom Telecom Eurasia Limited

                                             Director, Weather Capital S.a.r.l.

                                             Director, Weather Investments S.r.l.

                                             Director, Weather Investments II S.a.r.l.

                                             Director, April Holding

                                             Chairman of the Board, Orascom Telecom Algerie (Djezzy)

                                             Board Member, Sheba Telecom (Pvt.) Ltd. (Banglalink)

                                             Chairman of the Board, Pakistan Mobile Communications Limited (Mobilink)

                                             Chairman of the Board, Mobinil

                                             Chairman of the Board, ECMS (The Egyptian Company For Mobile Services)

                                             Director, Orascom Telecom Iraq. Corp.

                                             President, Wing Telecomunicazioni S.p.A.

                                             Director, Orascom Telecom Ventures Ltd.

                                             Director, Oratel International Inc.

                                             Director, Moga Holding Limited

                                             Board Member, Orascom Tunisia Holding Limited

                                             Director, Carthage Consortium Limited

                                             Director, International Wireless Communicationsd Pakistan Limited

                                             Director, Orascom Iraq Holding Ltd.

                                             Board Member, Smart Village

                                             Board Member, Orascom Telecom ESOP Ltd.

                                             Board Member, Cortex Service Limited

                                             Board Member, M-Link Ltd.

                                             Managing Director, Orasinvest

                                             Board Member, Orascom Technology Systems

                                             Board Member, Orascom Technical Solutions

                                             Board Member, International Company for Integrated Solutions

                                             Board Member, Open Soft

                                             Chairman, Orascom Electronic Industries

                                             Chairman, Oratech Information Systems

                                             Chairman and Chief Executive Officer, Orascom Distributions

                                             Board Member, Multi-media Mega Stores

                                             Board Member, Health Insights

                                             Board Member, Egyptian Company for Investment & Development

                                             Vice President of the Board of Directors and Chief Executive Officer,
                                             Nile City for Investment

                                             Chairman, Egyptian Company for Nutrition and Services (Abella)

                                             Board Member, Al Tiras for Touristic Investment

                                             Board Member, African Trade

                                             Board Member, Orascom for Touristic Establishments

                                             General Manager, Al Shagara for Touristic Restaurants

                                             Board Member, Egypt for Restaurants

                                             Board Member, Egypt Capital

                                             Chairman, Royal Estates

                                             General Manager, Egyptian Company for Transportation & Freight
                                             Projects (Trans Pro)

                                             Board Member, Impressions for Marketing Services

                                             Board Member, Egypt for Recreational Investments

                                             Director, Hawa Limited

                                             Board Member, Cylo Investments Ltd.

                                             Board Member, Oasis Capital Egypt Ltd.

                                             Board Member, Melody Group Ltd.

                                             Board Member, NS Aviation Limited

                                             Board Member, YYA Aviation Limited

Alex Shalaby              Egypt              Board Member and Executive Vice President for Business Development
                                             and New Ventures, Orascom Telecom Holding S.A.E.

                                             Chief Officer for Governmental Affairs, The Egyptian Company
                                             For Mobile Services

Alaa M Al Khawaja         Egypt              Board Member, Orascom Telecom Holding S.A.E.

                                             Chairman and CEO, International Continental Hotels Co.

Khaled E. Ismail          Egypt              Board Member, Orascom Telecom Holding S.A.E.

                                             President & Founder, Sys D Soft

Onsi Sawiris              Egypt              Board Member, Orascom Telecom Holding S.A.E.

                                             Chairman, Orascom Construction Industries

                                             Chairman, Misr Exterior Financial Investments Company

                                             Chairman, Orascom Hotel Holdings

                                             Chairman, Orascom Technology Systems

                                             Director, Misr Exterior Bank and Pharaonic Insurance

                                             Director, Weather Investments S.r.l.

Khaled Bichara            Egypt              Board Member and Chief Internet Strategist, Orascom Telecom Holding S.A.E.

                                             President and CEO of LINKdotNET

Hassan Abdou              Egypt              Board Member, Orascom Telecom Holding S.A.E.

                                             Director, Weather Capital S.a.r.l.

                                             Director, Weather Investments S.r.l.

                                             Director and CFO, Weather Investments II S.a.r.l.

                                             Chief Executive Officer of CYLO Investments

Ahmed Maher El Sayed      Egypt              Board Member, Orascom Telecom Holding S.A.E.

Francois Dopffer          France             Board Member, Orascom Telecom Holding S.A.E.

                                             Director, Orascom Telecom Algerie

Emad Farid                Egypt              Executive Officer for Operations Control and Vice Chairman, GSM Services,
                                             Orascom Telecom Holding S.A.E.

Aldo Mareuse              France             Executive Officer Finance, Orascom Telecom Holding S.A.E.

Wafaa Lotaief             Egypt              Vice President, Human Resources and Administration,
                                             Orascom Telecom Holding S.A.E.

                                             Board Member, Cortex Services, Ltd.

                                             Board Member, International Integrated Solutions

                                             Director, Weather Investments S.r.l.

Amr A El-Bayoumi          United States      Vice President, Legal Affairs, Orascom Telecom Holding S.A.E.

                                  SCHEDULE III

The following Schedule III sets forth for the executive officers and directors of Weather Capital S.a.r.l.: (i) the name of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the citizenship of each such person. The principal business address of Weather Capital S.a.r.l. and the current business address of its executive officers and directors is 9B, Boulevard du Prince Henri, L-1724 Luxembourg.

          EXECUTIVE OFFICERS AND DIRECTORS OF WEATHER CAPITAL S.a.r.l.
                             AS OF DECEMBER 21, 2005

                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT, INCLUDING NAME OF
NAME                      CITIZENSHIP        EACH CORPORATION OR ORGANIZATION
------------------------  ----------------   --------------------------------------------------------------------------
Naguib Sawiris            Egypt              Director, Weather Capital S.a.r.l.

                                             Chairman of the Board and Chief Executive Officer,
                                             Orascom Telecom Holding S.A.E.

                                             Director, Orascom Telecom Eurasia Limited

                                             Director, Weather Investments S.r.l.

                                             Director, Weather Investments II S.a.r.l.

                                             Director, April Holding

                                             Chairman of the Board, Orascom Telecom Algerie (Djezzy)

                                             Board Member, Sheba Telecom (Pvt.) Ltd. (Banglalink)

                                             Chairman of the Board, Pakistan Mobile Communications Limited (Mobilink)

                                             Chairman of the Board, Mobinil

                                             Chairman of the Board, ECMS (The Egyptian Company For Mobile Services)

                                             Director, Orascom Telecom Iraq. Corp.

                                             President, Wing Telecomunicazioni S.p.A.

                                             Director, Orascom Telecom Ventures Ltd.

                                             Director, Oratel International Inc.

                                             Director, Moga Holding Limited

                                             Board Member, Orascom Tunisia Holding Limited

                                             Director, Carthage Consortium Limited

                                             Director, International Wireless Communicationsd Pakistan Limited

                                             Director, Orascom Iraq Holding Ltd.

                                             Board Member, Smart Village

                                             Board Member, Orascom Telecom ESOP Ltd.

                                             Board Member, Cortex Service Limited

                                             Board Member, M-Link Ltd.

                                             Managing Director, Orasinvest

                                             Board Member, Orascom Technology Systems

                                             Board Member, Orascom Technical Solutions

                                             Board Member, International Company for Integrated Solutions

                                             Board Member, Open Soft

                                             Chairman, Orascom Electronic Industries

                                             Chairman, Oratech Information Systems

                                             Chairman and Chief Executive Officer, Orascom Distributions

                                             Board Member, Multi-media Mega Stores

                                             Board Member, Health Insights

                                             Board Member, Egyptian Company for Investment & Development

                                             Vice President of the Board of Directors and Chief Executive Officer,
                                             Nile City for Investment

                                             Chairman, Egyptian Company for Nutrition and Services (Abella)

                                             Board Member, Al Tiras for Touristic Investment

                                             Board Member, African Trade

                                             Board Member, Orascom for Touristic Establishments

                                             General Manager, Al Shagara for Touristic Restaurants

                                             Board Member, Egypt for Restaurants

                                             Board Member, Egypt Capital

                                             Chairman, Royal Estates

                                             General Manager, Egyptian Company for Transportation & Freight
                                             Projects (Trans Pro)

                                             Board Member, Impressions for Marketing Services

                                             Board Member, Egypt for Recreational Investments

                                             Director, Hawa Limited

                                             Board Member, Cylo Investments Ltd.

                                             Board Member, Oasis Capital Egypt Ltd.

                                             Board Member, Melody Group Ltd.

                                             Board Member, NS Aviation Limited

                                             Board Member, YYA Aviation Limited


Hassan Abdou              Egypt              Board Member, Orascom Telecom Holding S.A.E.

                                             Director, Weather Capital S.a.r.l.

                                             Director, Weather Investments S.r.l.

                                             Director and CFO, Weather Investments II S.a.r.l.

                                             Chief Executive Officer of CYLO Investments


                                   SCHEDULE IV

The following Schedule IV sets forth for the executive officers and directors of Weather Investments S.r.l.: (i) the name of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the citizenship of each such person. The principal business address of Weather Investments S.r.l. and the current business address of its executive officers and directors is Piazza dei SS. Apostoli 80, Rome, Italy.

         EXECUTIVE OFFICERS AND DIRECTORS OF WEATHER INVESTMENTS S.r.l.
                             AS OF DECEMBER 21, 2005

                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT, INCLUDING NAME OF
NAME                      CITIZENSHIP        EACH CORPORATION OR ORGANIZATION
------------------------  ----------------   --------------------------------------------------------------------------
Naguib Sawiris            Egypt              Director, Weather Investments S.r.l.

                                             Chairman of the Board and Chief Executive Officer,
                                             Orascom Telecom Holding S.A.E.

                                             Director, Orascom Telecom Eurasia Limited

                                             Director, Weather Capital S.a.r.l.

                                             Director, Weather Investments II S.a.r.l.

                                             Director, April Holding

                                             Chairman of the Board, Orascom Telecom Algerie (Djezzy)

                                             Board Member, Sheba Telecom (Pvt.) Ltd. (Banglalink)

                                             Chairman of the Board, Pakistan Mobile Communications Limited (Mobilink)

                                             Chairman of the Board, Mobinil

                                             Chairman of the Board, ECMS (The Egyptian Company For Mobile Services)

                                             Director, Orascom Telecom Iraq. Corp.

                                             President, Wing Telecomunicazioni S.p.A.

                                             Director, Orascom Telecom Ventures Ltd.

                                             Director, Oratel International Inc.

                                             Director, Moga Holding Limited

                                             Board Member, Orascom Tunisia Holding Limited

                                             Director, Carthage Consortium Limited

                                             Director, International Wireless Communicationsd Pakistan Limited

                                             Director, Orascom Iraq Holding Ltd.

                                             Board Member, Smart Village

                                             Board Member, Orascom Telecom ESOP Ltd.

                                             Board Member, Cortex Service Limited

                                             Board Member, M-Link Ltd.

                                             Managing Director, Orasinvest

                                             Board Member, Orascom Technology Systems

                                             Board Member, Orascom Technical Solutions

                                             Board Member, International Company for Integrated Solutions

                                             Board Member, Open Soft

                                             Chairman, Orascom Electronic Industries

                                             Chairman, Oratech Information Systems

                                             Chairman and Chief Executive Officer, Orascom Distributions

                                             Board Member, Multi-media Mega Stores

                                             Board Member, Health Insights

                                             Board Member, Egyptian Company for Investment & Development

                                             Vice President of the Board of Directors and Chief Executive Officer,
                                             Nile City for Investment

                                             Chairman, Egyptian Company for Nutrition and Services (Abella)

                                             Board Member, Al Tiras for Touristic Investment

                                             Board Member, African Trade

                                             Board Member, Orascom for Touristic Establishments

                                             General Manager, Al Shagara for Touristic Restaurants

                                             Board Member, Egypt for Restaurants

                                             Board Member, Egypt Capital

                                             Chairman, Royal Estates

                                             General Manager, Egyptian Company for Transportation & Freight
                                             Projects (Trans Pro)

                                             Board Member, Impressions for Marketing Services

                                             Board Member, Egypt for Recreational Investments

                                             Director, Hawa Limited

                                             Board Member, Cylo Investments Ltd.

                                             Board Member, Oasis Capital Egypt Ltd.

                                             Board Member, Melody Group Ltd.

                                             Board Member, NS Aviation Limited

                                             Board Member, YYA Aviation Limited


Hassan Abdou              Egypt              Board Member, Orascom Telecom Holding S.A.E.

                                             Director, Weather Capital S.a.r.l.

                                             Director, Weather Investments S.r.l.

                                             Director and CFO, Weather Investments II S.a.r.l.

                                             Chief Executive Officer of CYLO Investments


Onsi Sawiris              Egypt              Board Member, Orascom Telecom Holding S.A.E.

                                             Chairman, Orascom Construction Industries

                                             Chairman, Misr Exterior Financial Investments Company

                                             Chairman, Orascom Hotel Holdings

                                             Chairman, Orascom Technology Systems

                                             Director, Misr Exterior Bank and Pharaonic Insurance

                                             Director, Weather Investments S.r.l.


Wafaa Lotaief             Egypt              Vice President, Human Resources and Administration, Orascom
                                             Telecom Holding S.A.E.

                                             Board Member, Cortex Services, Ltd.

                                             Board Member, International Integrated Solutions

                                             Director, Weather Investments S.r.l.


Karim Nasr                France             Director, Weather Investments S.r.l.

                                             Director, Wind Telecomunicazioni

                                             Director, Orascom Telecom Services Europe


Hassan Heikal             Egypt              Director, Weather Investments S.r.l.

                                             Director, EFG Hermes


                                   SCHEDULE V

The following Schedule V sets forth for the executive officers and directors of Weather Investments II S.a.r.l.: (i) the name of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the citizenship of each such person. The principal business address of Weather Investments S.a.r.l. and the current business address of its executive officers and directors is 65, boulevard Grande-Duchesse Charlotte, L-1331 Luxembourg.

       EXECUTIVE OFFICERS AND DIRECTORS OF WEATHER INVESTMENTS II S.a.r.l.
                             AS OF DECEMBER 21, 2005

                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT, INCLUDING NAME OF
NAME                      CITIZENSHIP        EACH CORPORATION OR ORGANIZATION
------------------------  ----------------   --------------------------------------------------------------------------
Naguib Sawiris            Egypt              Director, Weather Investments II S.a.r.l.

                                             Chairman of the Board and Chief Executive Officer,
                                             Orascom Telecom Holding S.A.E.

                                             Director, Orascom Telecom Eurasia Limited

                                             Director, Weather Capital S.a.r.l.

                                             Director, Weather Investments S.r.l.

                                             Director, April Holding

                                             Chairman of the Board, Orascom Telecom Algerie (Djezzy)

                                             Board Member, Sheba Telecom (Pvt.) Ltd. (Banglalink)

                                             Chairman of the Board, Pakistan Mobile Communications Limited (Mobilink)

                                             Chairman of the Board, Mobinil

                                             Chairman of the Board, ECMS (The Egyptian Company For Mobile Services)

                                             Director, Orascom Telecom Iraq. Corp.

                                             President, Wing Telecomunicazioni S.p.A.

                                             Director, Orascom Telecom Ventures Ltd.

                                             Director, Oratel International Inc.

                                             Director, Moga Holding Limited

                                             Board Member, Orascom Tunisia Holding Limited

                                             Director, Carthage Consortium Limited

                                             Director, International Wireless Communicationsd Pakistan Limited

                                             Director, Orascom Iraq Holding Ltd.

                                             Board Member, Smart Village

                                             Board Member, Orascom Telecom ESOP Ltd.

                                             Board Member, Cortex Service Limited

                                             Board Member, M-Link Ltd.

                                             Managing Director, Orasinvest

                                             Board Member, Orascom Technology Systems

                                             Board Member, Orascom Technical Solutions

                                             Board Member, International Company for Integrated Solutions

                                             Board Member, Open Soft

                                             Chairman, Orascom Electronic Industries

                                             Chairman, Oratech Information Systems

                                             Chairman and Chief Executive Officer, Orascom Distributions

                                             Board Member, Multi-media Mega Stores

                                             Board Member, Health Insights

                                             Board Member, Egyptian Company for Investment & Development

                                             Vice President of the Board of Directors and Chief Executive Officer,
                                             Nile City for Investment

                                             Chairman, Egyptian Company for Nutrition and Services (Abella)

                                             Board Member, Al Tiras for Touristic Investment

                                             Board Member, African Trade

                                             Board Member, Orascom for Touristic Establishments

                                             General Manager, Al Shagara for Touristic Restaurants

                                             Board Member, Egypt for Restaurants

                                             Board Member, Egypt Capital

                                             Chairman, Royal Estates

                                             General Manager, Egyptian Company for Transportation & Freight
                                             Projects (Trans Pro)

                                             Board Member, Impressions for Marketing Services

                                             Board Member, Egypt for Recreational Investments

                                             Director, Hawa Limited

                                             Board Member, Cylo Investments Ltd.

                                             Board Member, Oasis Capital Egypt Ltd.

                                             Board Member, Melody Group Ltd.

                                             Board Member, NS Aviation Limited

                                             Board Member, YYA Aviation Limited


Hassan Abdou              Egypt              Board Member, Orascom Telecom Holding S.A.E.

                                             Director, Weather Capital S.a.r.l.

                                             Director, Weather Investments S.r.l.

                                             Director and CFO, Weather Investments II S.a.r.l.

                                             Chief Executive Officer of CYLO Investments

                                   SCHEDULE VI

The following Schedule VI sets forth for the sole director of April Holding: (i) the name of such person; (ii) the present principal occupation or employment of such person; and (iii) the citizenship of such person. The principal business address of April Holding and the current business address of its sole director is M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

                EXECUTIVE OFFICERS AND DIRECTORS OF APRIL HOLDING
                             AS OF DECEMBER 21, 2005

                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT, INCLUDING NAME OF
NAME                      CITIZENSHIP        EACH CORPORATION OR ORGANIZATION
------------------------  ----------------   --------------------------------------------------------------------------
Naguib Sawiris            Egypt              Director, April Holding

                                             Chairman of the Board and Chief Executive Officer,
                                             Orascom Telecom Holding S.A.E.

                                             Director, Orascom Telecom Eurasia Limited

                                             Director, Weather Capital S.a.r.l.

                                             Director, Weather Investments S.r.l.

                                             Director, Weather Investments II S.a.r.l.

                                             Chairman of the Board, Orascom Telecom Algerie (Djezzy)

                                             Board Member, Sheba Telecom (Pvt.) Ltd. (Banglalink)

                                             Chairman of the Board, Pakistan Mobile Communications Limited (Mobilink)

                                             Chairman of the Board, Mobinil

                                             Chairman of the Board, ECMS (The Egyptian Company For Mobile Services)

                                             Director, Orascom Telecom Iraq. Corp.

                                             President, Wing Telecomunicazioni S.p.A.

                                             Director, Orascom Telecom Ventures Ltd.

                                             Director, Oratel International Inc.

                                             Director, Moga Holding Limited

                                             Board Member, Orascom Tunisia Holding Limited

                                             Director, Carthage Consortium Limited

                                             Director, International Wireless Communicationsd Pakistan Limited

                                             Director, Orascom Iraq Holding Ltd.

                                             Board Member, Smart Village

                                             Board Member, Orascom Telecom ESOP Ltd.

                                             Board Member, Cortex Service Limited

                                             Board Member, M-Link Ltd.

                                             Managing Director, Orasinvest

                                             Board Member, Orascom Technology Systems

                                             Board Member, Orascom Technical Solutions

                                             Board Member, International Company for Integrated Solutions

                                             Board Member, Open Soft

                                             Chairman, Orascom Electronic Industries

                                             Chairman, Oratech Information Systems

                                             Chairman and Chief Executive Officer, Orascom Distributions

                                             Board Member, Multi-media Mega Stores

                                             Board Member, Health Insights

                                             Board Member, Egyptian Company for Investment & Development

                                             Vice President of the Board of Directors and Chief Executive Officer,
                                             Nile City for Investment

                                             Chairman, Egyptian Company for Nutrition and Services (Abella)

                                             Board Member, Al Tiras for Touristic Investment

                                             Board Member, African Trade

                                             Board Member, Orascom for Touristic Establishments

                                             General Manager, Al Shagara for Touristic Restaurants

                                             Board Member, Egypt for Restaurants

                                             Board Member, Egypt Capital

                                             Chairman, Royal Estates

                                             General Manager, Egyptian Company for Transportation & Freight
                                             Projects (Trans Pro)

                                             Board Member, Impressions for Marketing Services

                                             Board Member, Egypt for Recreational Investments

                                             Director, Hawa Limited

                                             Board Member, Cylo Investments Ltd.

                                             Board Member, Oasis Capital Egypt Ltd.

                                             Board Member, Melody Group Ltd.

                                             Board Member, NS Aviation Limited

                                             Board Member, YYA Aviation Limited

                                  SCHEDULE VII

The following Schedule VII sets forth for the directors of February Private Trust Company (as trustee of March Trust): (i) the name of each such person;
(ii) the present principal occupation or employment of each such person; and
(iii) the citizenship of each such person. The principal business address of February Private Trust Company and the current business address of its directors is M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

       EXECUTIVE OFFICERS AND DIRECTORS OF FEBRUARY PRIVATE TRUST COMPANY
                             AS OF DECEMBER 21, 2005

                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT, INCLUDING NAME OF
NAME                      CITIZENSHIP        EACH CORPORATION OR ORGANIZATION
------------------------  ----------------   --------------------------------------------------------------------------
Nassef Sawiris            Egypt              Director, February Private Trust Company

                                             Chief Executive Officer, Orascom Construction Industries S.A.E.

Kevin Charles Struve      United States      Director, February Private Trust Company

                                             Strategic Planning Director, Orascom Construction Industries S.A.E.

Astrid Bigbie Owen        Belgium            Director, February Private Trust Company

                                             Partner, Withers LLP

                                  EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION
-----------   ------------------------------------------------------------------
A.            Joint Filing Agreement, dated January 3, 2006, among Orascom
              Telecom Eurasia Limited, Orascom Telecom Holding S.A.E., Weather
              Capital S.a.r.l., Weather Investments S.r.l., Weather Investments
              II S.a.r.l., April Holding and February Private Trust Company, in its capacity as trustee of March Trust

1.1 Promissory Note, dated December 21, 2005, payable by Orascom Telecom Eurasia Limited to Hutchison Telecommunications Investment Holdings Limited

1.2 Guarantee, dated December 21, 2005, created by Orascom Telecom Holding S.A.E. in favor of Hutchison Telecommunications Investment Holdings Limited of certain of the obligations of Orascom Telecom Eurasia Limited under the Promissory Note

1.3 Share Charge, dated December 21, 2005, created by Orascom Telecom Eurasia Limited in favor of Hutchison Telecommunications Investment Holdings Limited

2. Share Purchase Agreement, dated December 21, 2005, among Hutchison Telecommunications Investment Holdings Limited, Hutchison Whampoa Limited, Orascom Telecom Holding S.A.E. and Orascom Telecom Eurasia Limited

3. Shareholders' Agreement, dated December 21, 2005, among Hutchison Telecommunications Investment Holdings Limited, Hutchison Whampoa Limited, Orascom Telecom Holding S.A.E. and Orascom Telecom Eurasia Limited

4. Amended and Restated Registration Rights Agreement, dated as of December 21, 2005, among Hutchison Telecommunications International Limited, Hutchison Telecommunications Investment Holdings Limited, Cheung Kong (Holdings) Limited and Orascom Telecom Eurasia Limited

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

        Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D filed herewith is being filed jointly with the Securities and Exchange Commission and that any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate. This Joint Filing Agreement may be executed in one or more counterparts.

Date: January 3, 2006


                                          ORASCOM TELECOM HOLDING S.A.E.

                                          By:    /s/ Naguib Sawiris
                                                 -------------------------------
                                          Name:  Naguib Sawiris
                                          Title: Chairman of the Board and
                                                 Chief Executive Officer


                                          ORASCOM TELECOM EURASIA LIMITED

                                          By:    /s/ Naguib Sawiris
                                                 -------------------------------
                                          Name:  Naguib Sawiris
                                          Title: Director


                                          WEATHER CAPITAL S.A.R.L.

                                          By:    /s/ Naguib Sawiris
                                                 -------------------------------
                                          Name:  Naguib Sawiris
                                          Title: Director


                                          WEATHER INVESTMENTS S.R.L.

                                          By:    /s/ Naguib Sawiris
                                                 -------------------------------
                                          Name:  Naguib Sawiris
                                          Title: Director

                                          WEATHER INVESTMENTS II S.A.R.L.

                                          By:    /s/ Naguib Sawiris
                                                 -------------------------------
                                          Name:  Naguib Sawiris
                                          Title: Director


                                          APRIL HOLDING

                                          By:    /s/ Naguib Sawiris
                                                 -------------------------------
                                          Name:  Naguib Sawiris
                                          Title: Director


                                          FEBRUARY PRIVATE TRUST COMPANY, in its
                                          capacity as trustee of March Trust

                                          By:    /s/ Naguib Sawiris
                                                 -------------------------------
                                          Name:  Naguib Sawiris
                                          Title: